United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

July 15, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	United Maritime Corporation Registration Statement on Form F-1 Originally filed on July 12, 2022 File No. 333-266099

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Maritime Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-266099), be accelerated by the Securities and Exchange Commission to 9:00 a.m. Eastern time, on July 18, 2022, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Will Vogel at (212) 922-2280 or Todd Johnson (212) 922-2258 of Watson Farley & Williams LLP.

Very truly yours,

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chief Executive Officer